UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Extraordinary General Meeting

On March 10, 2026, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), made available to its shareholders a notice of and proxy statement relating to the Company’s extraordinary general meeting (the “EGM”), which is expected to take place on April 7, 2026, at 2:00 p.m., Irish Standard Time,  and a form of proxy card in connection with the proposals sought to be adopted by the EGM.

In connection with the EGM, on March 10, 2026, the Company issued a press release announcing a strategic step to position the company as a premier institutional grade Solana infrastructure provider. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.3 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Proxy Card
99.3	Press release, dated March 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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